Gary R. Henrie
Attorney at Law
3518 N. 1450 W.                                                                                                                                                                                                                                                                                                                                                 Telephone:  702-616-3093
Pleasant Grove, UT  84062                                                                                                                                                                                                                                                                                                                        E-mail:  grhlaw@hotmail.com

October 20, 2009

Via EDGAR

THE UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Mr. Andrew Mew, Accounting Branch Chief
Mr. Robert Babula, Staff Accountant
Division of Corporation Finance
Mail Stop 3561
Washington, D.C. 20549-0404

Re:         Transfer Technology International Corp.
Form 10-K for Fiscal Year Ended December 31, 2008
Filed April 8, 2009
Form 10-Q for the period ended June 30, 2009
Filed August 18, 2009
File No. 0-27131

Gentlemen:

As outside counsel to Transfer Technology International Corp. (the “Company”), I have prepared this letter with management and the Company’s outside auditors in response to the staff’s comment letter dated August 28, 2009, regarding the matters listed above.  The staff’s comments are reproduced below in bold italics and followed by the Company’s response.  If our responses are acceptable to the staff, we will file amended and restated  annual and quarterly filings as necessary to disclose the changes.

Form 10-K for the year ended December 31, 2008

Growth Outlook, page 5

1.
Please explain to us and disclose if your Canker Kill product is subject to environmental approval from a government agency, such as the EPA.  If so, please explain to us and disclose the status of the approval process to date.  Please be detailed in your response.

Response:  Our Canker Kill product is subject to environmental approval by the EPA.  Accordingly, the following paragraph has been prepared to be inserted at page 5 of our Form 10-K for the year ended December 31, 2008 upon staff approval.

Our Canker Kill product contains the active ingredient d-limonene which is required to be registered for use with the United States Environmental Protection Agency (the “EPA”).  D-limonene is already registered for a use different from ours under the herbicide label, EPA Reg No. 82052-4; 55% d-limonene.  In January, 2009, the EPA led us to believe that because of the existing registration, a simple label review is all that would be required for our use of the product.  To that end we named our application of d-limonene EcoAvenger Citrus Canker Control and submitted it for approval expecting a four month turn around.  However, subsequent to our submission, the EPA shifted its position and insisted that it would classify our regulatory request under PRIA 2 as a new use, requiring a 15 month time for review.  The new additional use registration (R230) application was submitted early in July, 2009, and was issued a PRIA 2 date of November 3, 2010.  We expect EPA approval of our use of the Canker Kill product by the November 3, 2010 date but probably not before.

2.
Please explain to us how you could have reasonably concluded you will have revenues of $4.5 million in 2010 given your current financial status. Please explain to us and disclose how the regulatory approval process for your products impacts your current financial projections.  Please advise us, or revise.

Response:  Since the filing of the Form 10-K, developments unforeseen at the time have forced a shift in our business priorities.  First, it has become difficult for the Company to raise capital which has set back our schedule for acquiring new technologies.  Second, the EPA put off the issuance of the label we need to market our Canker Kill product as explained above in our response to comment 1.  The Company therefore shifted its current emphasis to the marketing of its organic products.  However, through the sale of its organic products, management believes it can realize its original revenue projections for the year 2010.  Because of the above, the following two paragraphs have been prepared to replace the prior discussion under “Growth Outlook” at page 5 of the Form 10-K:

The company plans to raise capital, which will be used to commercialize Flash Off and Canker Kill and pursue additional technologies.  By mid to late 2010, TTIN plans to build its presence in the technology transfer market, negotiate agreements with research partners, complete the acquisition of additional patents and be generating revenues in its new subsidiary, Organic Products International Corp.

By year-end 2010, TTIN anticipates having technology transfer agreements covering 10 to 15 projects.  In addition, the company expects to begin commercializing some products. In 2010, management expects TTIN to report significant revenue from sales of organic products. Primarily from the sale of organic products, management forecasts 2010 revenues of $4.5 million and operating profits of $1.5 million.

Item 7.  Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 9.

Results of Operations, page 9

3.
Please explain to us and revise your MD&A discussion to address the liquidation of your business asset(s).  Please explain to us and disclose the asset(s) that were sold and if a gain or loss resulted from the disposition of the asset(s), and their amounts.  In this regard, we note that your consolidated statement of cash flows reflects proceeds from the sale of an asset totaling $150,000 in 2007.

Response:  The Company’s business assets had been comprised of software known as Silent Sword which protected computers from viruses and spyware.  The Company had not been successful in marketing the software at levels sufficient to make further development of the software commercially viable.  At the time of transfer on October 4, 2007, the software was not being carried on the books of the Company.  The software was transferred in exchange for the acquirer’s agreement to invest $150,000 in the Company’s common stock at the price of $0.20 per share.  Accordingly, no gain or loss was incurred in the transfer of the software.  We have prepared the following language to be added after the first sentence in the MD&A section of the Form 10-K:

Its business assets had been comprised of software known as Silent Sword which protected computers from viruses and spyware.  The Company had not been successful in marketing the software at levels sufficient to make further development of the software commercially viable.  At the time of transfer on October 4, 2007, the software was not being carried on the books of the Company.  The software was transferred in exchange for the acquirer’s agreement to invest $150,000 in the Company’s common stock at the price of $0.20 per share.  Accordingly, no gain or loss was incurred in the transfer of the software.

We will also modify the statement of cash flows for the fiscal year ending December 31, 2007 to show $150,000 additional cash from additional paid in capital reflecting the sale of 750,000 common shares at $0.20 per share to the acquirer of the software rather than showing $150,000 in proceeds from the sale of an asset.

Liquidity, page 10

4.
Please revise your discussion to identify any known trends that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way.  In this regard, we note your discussion on page 9 that you will be a reseller of organic products.  Please explain to us and disclose what impact this development will have on your liquidity.  We also noted that your cash balance as of June 30, 2009 was $9,573.  Explain to us in more detail your current plans for addressing your liquidity concerns.

Response:  In response to comment 4, the discussion under the liquidity section on page 10 of the Form 10-K will be replaced by the following language:

During the fiscal year ended December 31, 2008, the Company funded its business operations through the sale of convertible notes and equity capital.  During the spring and summer of 2009, it became more difficult than it had been in the past to raise operating capital in this manner.  On June 30, 2009, the Company had cash assets of only $9,573.  Nevertheless, the Company has persevered in its efforts to raise money through the sale of convertible notes and is meeting with some success.

The Company had also anticipated that it would be generating revenue by mid 2009 through the commercialization of technologies currently owned or acquired by the Company, principally its Canker Kill product.  However, label delays for the Canker Kill product at the EPA has pushed back commercialization of this product approximately one year to the end of 2010 and an inability to raise large amounts of capital has delayed our ability to acquire and commercialize other technologies.

Our current plans for addressing liquidity concerns is to continue raising money through the sale of convertible notes and to generate revenue through marketing our organic products.  We believe these sources of revenue will be sufficient to fund our business operations until such time as revenue from the sale of other technologies and products becomes available to us in late 2010.

Item 8.  Financial Statements and Supplementary Data, page 12

5.
Please tell us why you believe you are not required to provide financial statements and related disclosures in conformity with the requirements for development state enterprises.  See paragraphs eight and nine of SFAS No. 7.  If you determine you are a development stage enterprise, we believe you should revise the financial statements accordingly.

Response:  The Company maintains that SFAS doesn’t apply to existing operating companies. The company has had revenues and operations in prior years. Companies expanding their business by starting a new line are not governed by the SFAS 7.

Consolidated Balance Sheet, page 15

6.
We read your disclosure on page 4 that during the first quarter of 2008 you acquired patents relating to two technologies.  We further read your disclosure on page 41 that the rights were acquired from the SB Investment Trust in exchange for the issuance of 600,000 shares of common stock.  In this regard, it does not appear the issuance of the 600,000 shares was reflected on your consolidated statements of stockholders’ deficit.  Similarly, we noted the acquired patent rights were not recorded on your consolidated balance sheets.  Citing the relevant GAAP literature, explain to us how you accounted for the acquisition of these patents and issuance of the 600,000 common shares.  Please advise us or revise the financial statements.

Response:  TTIN owed SB Investment Trust $98,000. In settlement of that loan and to purchase the patents, TTIN issued SB Investment Trust 1,258,124 shares of TTIN common stock (658,124 shares to settle the loan and 600,000 shares to purchase the patents).

The original journal entry to record the transaction was as follows:

2-Apr-08	Dr.	Cr.

Loan Payable - SBI	98,000.00
Capital Stock		1,258.12
Additional Paid-In Capital		1,005,241.08
Beneficial Interest	908,499.20

	1,006,499.20	1,006,499.20

In retrospect, since the patents were acquired from a related party, the beneficial interest should have been reduced by $480,000 (600,000 shares @ $.080 per share fair market value) and netted against additional paid-in capital.  Accordingly, the journal entry to record the transaction has been revised to the following:

2-Apr-08	Dr.	Cr.

Loan Payable - SBI	98,000.00
Capital Stock		1,258.12
Additional Paid-In Capital		525,241.08
Beneficial Interest on Loan	428,499.20
	526,499.20	526,499.20

This revised entry records payment of the loan of $98,000 and CS and APIC, 658,124 shares @$0.80 fair market value and beneficial interest expense.  The patents were not recorded on the books since the purchase was not an arms length transaction.  The financial statements will be adjusted to reflect the revised journal entry.

Consolidated Statements of  Operations, page 16

7.
Provide us your calculations of the weighted average outstanding shares for the years ended December 31, 2008, and 2007.  In this regards, we note that there were approximately 6.2 million shares outstanding as of December 31, 2007.

Response:  Our calculations are attached as Schedules A and B to this letter and agree with the financial statements.

Note 6a. – Convertible Notes Payable, page 25

8.	Please explain to us and disclose the conversion terms of your outstanding notes.

Response:  The following language will be added to our Note 6a:

The Company has the option at any time to convert a note into the number of common shares equal to the quotient obtained by dividing the principal amount of the note by the conversion price.  The conversion price is one half (½) of the average closing price of the stock for the prior 10 days or $0.25, whichever is greater.  The holder of the note has the same conversion right after six months from the date of the issuance of the note.

Note 8 – Stockholder’s Deficit, page 27

9.
Please reconcile for us the number of shares issued in 2008 discussed in this footnote to your consolidated statements of stockholders’ deficit.  Furthermore, please disclose which shares were issued for debt conversion as opposed to compensation.  Lastly, explain to us how you account for remaining beneficial interest upon debt conversion.

Response:  An addendum to footnote # 8 should read “During the quarter ended September 30, 2008, the Company bought and cancelled 55,000 shares of common stock.”

See “Consolidated Statements of Stockholders’ Deficit as filed on original 10-K for the year ended December 31, 2008 for shares issued for debt conversion as opposed to compensation.

Upon debt conversion, beneficial interest is recorded as either income or expense, depending on the FMV of the stock on day of issuance.

10.
Addressing the relevant accounting guidance, explain to us how you accounted for the 2007 and 2008 stock issuances or subscriptions.  In this regard, we note the cash proceeds received in 2008 totaling $1,231,053 from your consolidated statements of cash flows resulting from various stock issuances or subscriptions.  We also note the accounts entitled, “liability for stock to be issued” and “subscriptions receivable” on the face of the consolidated balance sheets.  Distinguish for us the difference between these two account captions.

Response:  a. Liability for stock to be issued – Stock subscribed and fully paid for by investors which had not been issued at the balance sheet date; but subsequently issued.

b. subscriptions receivable – occurs when stock has been issued but the subscription price for that stock has not yet been paid.

11.	In addition, explain to us why there was a range in fair values from par value to $0.25 per share in your valuation of the stock issuances even if the issuances are on the same day.

Response:  All stock was issued at fair market value.  The disclosure in Note 11 will be modified accordingly.

Item 9A.  Controls and Procedures, page 36

12.	Please revise to include a statement as to whether or not your internal control over financial reporting is effective as of December 31, 2008. See Item 308(a)(3) of Regulation S-K.

Response:  The following sentence will be added as a final sentence to the second paragraph under the heading “Management’s Annual Report on Internal Control over Financial Reporting” under Item 9A:

Based on their evaluation, management concluded that internal control over financial reporting was effective as of December 31, 2008.

Form 10-Q for the period ended June 30, 2009

Condensed Consolidated Balance Sheets, page 4

13.	Please label your June 30, 2009 condensed consolidated balance sheet as “unaudited”.

Response:  Balance sheet labeled as requested.

Note 3 – Summary of Significant Accounting Policies, page 8

14.	We note you began recognizing revenues from the sale of your organic products. In this regard, please tell us and disclose your accounting policy for revenue recognition.

Response:  The following language will be added to our Note 3:

The Company is a reseller of certain organic products. The revenues are recognized when the Company resells the products and the products are delivered, which occurs when the customer has taken title and has assumed the risks and rewards of ownership, prices are determinable and collectability is reasonably assured.

In connection with this response to the comments of the staff, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Gary R. Henrie

Gary R. Henrie
Outside Counsel to the Company